United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                               ICICI Bank Limited
                 (Translation of registrant's name into English)


                               ICICI Bank Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X           Form 40-F
                               ---                   ---


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Com-
mmission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                      Yes                   No. X
                          ---                  ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.

                                INDEX TO EXHIBITS

Item
----

1.       Press Release dated January 4, 2003

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 4, 2003

                                                       ICICI Bank Limited


                                             By: /s/  Jyotin Mehta
                                                --------------------------------
                                                Name:  Jyotin Mehta
                                                Title: General Manager &
                                                       Company Secretary

                                                                          ITEM 1


                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[LOGO] ICICI Bank                                           Mumbai 400 051
--------------------------------------------------------------------------------

News Release                                                January 4, 2003


ICICI Bank proposes to acquire Transamerica Apple Distribution Finance Private Limited

ICICI Bank Limited (NYSE: IBN) proposes, subject to Reserve Bank of India approval and such other approvals as may be required, to acquire the entire paid-up share capital of Transamerica Apple Distribution Finance Private Limited (TADFL), a financial services company. The cost of acquisition is estimated at Rs. 74 crore and would be finalised on completion of audit of the accounts of TADFL for the period April - November 2002, or such other period as agreed.

TADFL is primarily engaged in providing distribution financing in the two-wheeler and tractor industry segments, and loans to retail customers for purchase of two-wheelers. Retail finance is a key focus area for ICICI Bank and the acquisition of TADFL is expected to supplement ICICI Bank's retail franchise, especially in the two-wheeler finance market.

About TADFL

TADFL is a 70:30 joint venture between Transamerica Distribution Finance, USA
(TDF) and Apple Credit Corporation Limited (Apple). TDF is a wholly-owned subsidiary of Transamerica Finance Corporation, USA (TFC) which in turn is a subsidiary of Aegon N.V., a Netherlands based global insurance major. JM Morgan Stanley Private Limited was the financial advisor to TDF on this transaction. Total assets of TADFL were Rs. 217.9 crore at March 31, 2002. As per the audited accounts for the year ending March 31, 2002, TADFL's profit after tax was Rs.
4.6 crore.

About ICICI Bank

ICICI Bank is the largest private sector bank in Indian and a leading player in the retail finance market. Total assets of ICICI Bank were Rs. 1,04,110 crore at March 31, 2002. The Bank has a network of over 400 branches and extension counters, and 1,250 ATMs.

Rs. 1 crore = 10 million

                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[LOGO] ICICI Bank                                           Mumbai 400 051
--------------------------------------------------------------------------------


Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', `indicating', `expected to' etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to obtain RBI approval for the acquisition on the proposed terms and schedule, the risk that the business of TADFL will not be integrated as swiftly as planned, the risk that the synergies and savings expected from the acquisition may not be fully realized or may take longer to realize than expected, disruption of the acquisition making it more difficult to maintain relationships with clients, employees or suppliers, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


For further press queries please contact Madhvendra Das at 91-22-2653 6124 or e-mail: madhvendra.das@icicibank.com

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com